SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                                                                                                                                             4 March 2005

SkyePharma PLC

PAXIL CR CLARIFICATION

LONDON, UK, 4 March 2005 -- SkyePharma PLC (Nasdaq: SKYE; LSE: SKP) notes the announcement today by GlaxoSmithKline ("GSK") concerning the halting of the US distribution of Paxil CR, a treatment for depression and several anxiety disorders. GSK stated that the halt in distribution results from manufacturing issues which do not pose a health risk to patients. The FDA is advising that patients taking Paxil CR should continue taking their tablets and talk with their healthcare provider if they have questions. GSK is working with the FDA to resolve these issues as quickly as possible.

SkyePharma provided the formulation of Paxil CR, but has no involvement in its manufacturing.

About SkyePharma PLC
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now ten approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit www.skyepharma.com

.

For further information please contact:

SkyePharma PLC                                                                                               +44 207 491 1777
Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications                                                  +44 207 491 5124
Sandra Haughton, US Investor Relations                                                                 +1 212 753 5780

Buchanan Communications                                                                                +44 207 466 5000
Tim Anderson / Rebecca Skye Dietrich

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                      Name: Douglas Parkhill
                                                                         Title: Company Secretary

Date:   March 4, 2005